UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COLUCID PHARMACEUTICALS, INC.

(Name of Subject Company)

COLUCID PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number of Class of Securities)

Thomas P. Mathers

Chief Executive Officer

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

(857) 285-6495

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Daniel L. Boeglin

Jonathan R. Zimmerman

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a joint press release issued by CoLucid Pharmaceuticals, Inc. (the “Company”) and Eli Lilly and Company (“Parent”), dated January 18, 2017, relating to the proposed acquisition of the Company by a wholly owned subsidiary (“Merger Sub”) of Parent pursuant to the terms of an Agreement and Plan of Merger, dated January 17, 2017, by and among the Company, Parent, and Merger Sub.

Additional Information

The cash tender offer (the “Offer”) for the outstanding shares of the Company’s common stock, $0.001 par value per share (the “Shares”), described in this Schedule 14D-9 has not yet commenced. This Schedule 14D-9 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and other related materials that Merger Sub and Parent expect to file with the United States Securities and Exchange Commission (the “SEC”). At the time the Offer is commenced, Merger Sub and Parent will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal, and other tender offer documents) with the SEC, and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Stockholders of the Company are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal, and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that the Company’s stockholders should consider before making any decision regarding tendering their Shares. These materials (and all other materials filed by the Company with the SEC) will be available to all stockholders of the Company at no expense to them on the SEC’s website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer or from the “For Investors” section of the Company’s website at www.colucid.com.

Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements related to present facts or current conditions or of historical facts, contained in this communication are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this communication include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and the related merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause the Company’s actual results to differ materially from those discussed in forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “For Investors” section of the Company’s website at www.colucid.com. The forward-looking statements made in this communication are made only as of the date of this release, and the Company undertakes no obligation to update them to reflect subsequent events or circumstances.

Press Release
January 18, 2017	Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A. +1.317.276.2000 www.lilly.com

For Release:	Immediately
Refer to:	Lauren Zierke; lauren_zierke@lilly.com; (317) 277-6524 (Media)
Phil Johnson; johnson_philip_l@lilly.com; (317) 655-6874 (Investors)

Lilly and CoLucid Pharmaceuticals Announce Agreement for Lilly To Acquire CoLucid

$960 million deal will enhance Lilly’s existing pain management portfolio for migraine; adds potential near-term launch to its late-stage pipeline

INDIANAPOLIS, IN and CAMBRIDGE, MA, January 18, 2017– Eli Lilly and Company (NYSE:LLY) and CoLucid Pharmaceuticals, Inc. (NASD:CLCD) today announced an agreement for Lilly to acquire CoLucid for $46.50 per share or approximately $960 million. This all-cash transaction will enhance Lilly’s existing portfolio in pain management for migraine, while adding a potential near-term launch to its late-stage pipeline.

CoLucid Pharmaceuticals is a public biopharmaceutical company developing an oral 5-HT1F agonist (lasmiditan) for the acute treatment of migraine. CoLucid has completed the first of two pivotal Phase 3 trials. A data read-out for the second Phase 3 trial, SPARTAN, is expected in the second half of 2017. If this trial is positive, submission of lasmiditan for U.S. regulatory approval could occur in 2018.

More than 36 million people suffer from migraine in the United States alone. Lasmiditan, if approved, would be a first-in-class therapy to treat migraine through a novel mechanism of action without vasoconstriction. This could be desirable in migraine patients who have, or are at risk for, cardiovascular disease, as well as those who are dissatisfied with their current therapies.

Lasmiditan is an important addition to Lilly’s emerging pain management pipeline, which includes galcanezumab, a potential medicine in Phase 3 clinical development for the prevention of migraine and cluster headache. In addition, tanezumab is being studied, in collaboration with Pfizer, for the treatment of multiple pain indications, including osteoarthritis, lower back and cancer pain.

“Lasmiditan is a novel, first-in-class molecule that could represent the first significant innovation for the acute treatment of migraine in more than 20 years, and CoLucid has made significant progress in advancing this potential medicine,” said David A. Ricks, Lilly’s president and chief executive officer. “This innovation, along with galcanezumab, could offer important options for the millions of patients suffering from migraine.”

Lasmiditan was originally discovered at Lilly and was out-licensed to CoLucid in 2005. Over the past 12 years, CoLucid has taken important steps to decrease the risk related to development and commercialization of lasmiditan as evident by the first positive Phase 3 trial. At the time lasmiditan was out-licensed, pain management was not a strategic area of focus for Lilly. Lilly has since reorganized its research and development efforts to focus on migraine as part of its emerging therapeutic area of pain.

“We are excited that lasmiditan will be back at Lilly, where it was originally discovered, for the conclusion of Phase 3 development and potential commercialization,” said, Thomas P. Mathers, CoLucid’s chief executive officer. “We are proud of the work that CoLucid has done to develop lasmiditan, and we believe Lilly’s expertise in pain and commitment to innovation are a natural fit to potentially bring this medicine to patients.”

Under the terms of the agreement, Lilly will acquire all shares of CoLucid Pharmaceuticals for a purchase price of $46.50 per share or approximately $960 million. The transaction is expected to close by the end of the first quarter of 2017, subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

While the financial charge will not be finalized until after completion of the acquisition, Lilly is expecting to recognize a financial charge of approximately $850 million (no tax benefit), or approximately $0.80 per share, as an acquired in-process research and development charge to earnings in the first quarter of 2017. The company’s reported earnings per share guidance in 2017 is expected to be reduced by the amount of the charge. There will be no change to the company’s non-GAAP earnings per share guidance as a result of this transaction.

Goldman, Sachs & Co. is acting as the exclusive financial advisor, and Weil, Gotshal & Manges LLP is acting as legal advisor to Lilly in this transaction. MTS Health Partners is acting as the exclusive financial advisor, and Faegre Baker Daniels LLP is acting as legal advisor to CoLucid.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com and www.lilly.com/newsroom/social-channels.

About CoLucid Pharmaceuticals, Inc.

CoLucid was founded in 2005 and is developing lasmiditan oral tablets for the acute treatment of migraine headaches in adults and intravenous lasmiditan for the acute treatment of headache pain associated with migraine in adults in emergency room and other urgent care settings.

This press release contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) about the benefits of Lilly’s acquisition of CoLucid Pharmaceuticals. It reflects Lilly’s current belief, however, as with any such undertaking, there are substantial risks and uncertainties in implementing the transaction and in drug development. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the transaction, that the molecules will be approved on the anticipated timeline or at all, or that the potential products will be commercially successful. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Lilly undertakes no duty to update forward-looking statements to reflect events after the date of this release.

Additional Information about the Acquisition and Where to Find It

The tender offer for the outstanding shares of CoLucid Pharmaceuticals, Inc. (“CoLucid”) referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoLucid, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Lilly and its acquisition subsidiary will file tender offer materials on Schedule TO, and CoLucid will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of CoLucid are urged to read these documents when they become available because they will contain important information that holders of CoLucid securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of CoLucid at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and CoLucid file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Lilly or CoLucid at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Lilly’s and CoLucid’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

C-LLY

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